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SHEARMAN & STERLING

FAX: 81-3-5251-1602
www.shearman.com

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81-3-5251-0201

March 20, 2003

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co., Ltd.
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Optical Co. Ltd. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Richard Kramer

Enclosures

dlw 4/8

ANNEX I

The following information has been (i) made public pursuant to the laws of Japan, (ii) filed with the Tokyo Stock Exchange (the "TSE") or (iii) distributed to any security holders.

I. Documents made public pursuant to the laws of Japan for which English translations were initially prepared and attached separately in Annex II

- Press release dated January 20, 2003 concerning the strategic relationship between Olympus and ITX Corporation.
- Press release dated January 28, 2003 concerning the release of the μ-10 Digital camera.
- Press release dated January 30, 2003 concerning the launch of a new 35mm compact camera.
- Press release dated February 4, 2003 concerning the reinforcement of business operations by the restructuring of the medical systems group.
- Press release dated February 14, 2003 concerning the release of the μ-20 Digital camera.
- Press release dated March 3, 2003 concerning the signing of a 3-year sponsorship agreement with the Ferrari F1 Racing team.
- Press release dated March 3, 2003 concerning the exhibition of digital SLR Prototypes.
- Press release dated March 3, 2003 concerning the introduction of the Camedia x-200.
- Press release dated March 11, 2003 concerning the backing of the MPV standard for music, photo and video digital media collections by leading companies.

II. Documents made public pursuant to the laws of Japan for which no English translations were initially prepared

- Press release dated January 8, 2003 concerning the introduction of a black-colored model of the "TURBO MO mini IV" magnetic-optical disk drive.
- Press release dated January 23, 2003 concerning the introduction of the "Ganpon Keeper II" secure document storage system.

- Press release dated January 28, 2003 concerning the introduction of the "μ Digital" digital camera and the related promotional campaign.

- Press release dated January 29, 2003 concerning the introduction of the IX2-DSU and BX-DSU scanning microscopes.

- Press release dated March 4, 2003 concerning the introduction of the "Snap Card Club" identification card creation system.

- Press release dated March 11, 2003 concerning the introduction of the "Camedia C-750 Ultra Zoom" digital camera.

- Press release dated March 12, 2003 concerning the introduction of the "TURBO MO mini LV" magnetic-optical disk drive.

- Press release dated March 12, 2003 concerning the introduction of the "Kuraemon Marin 2" diving photo management software, the "PT-017" underwater housing for the "X-200" digital camera, and the "PT-018" underwater housing for the "C-750 Ultra Zoom" digital camera..

III. Documents filed with the TSE

- Announcement filed with the Tokyo Stock Exchange on January 20, 2002 concerning the acquisition of shares of ITX Corporation for the purpose of strengthening business ties therewith.

- Announcement filed with the Tokyo Stock Exchange on January 14, 2002 concerning the dissolution of two subsidiaries, Tokyo Kinzoku Co., Ltd. and Tokyo Kinzoku Co., Ltd., Kyowa Plant (Ibaraki).

- Announcement filed with the Tokyo Stock Exchange on January 17, 2002 concerning the voluntary delisting of the Olympus's shares from the Frankfurt, Euronext (Paris) and Swiss Stock Exchanges.

- Announcement filed with the Tokyo Stock Exchange on February 4, 2002 concerning the change of the Olympus's registered name to "Olympus Corporation".

ANNEX II

Olympus Optical Co., Ltd.
ITX Corporation
January 20, 2003

Strategic Relationship between Olympus Optical Co., Ltd. and ITX Corporation Strengthened

Olympus Optical Co., Ltd. (Olympus, head office: Shinjuku-ku, Tokyo, President: Tsuyoshi Kikukawa,) today has agreed to acquire additional 100,200 shares in ITX Corporation (ITX, head office: Chiyoda-ku, Tokyo, President and CEO: Akinobu Yokoo) from Nissho Iwai Corporation (Nissho Iwai). Olympus will own about 22% of shares issued by ITX and will be the biggest shareholder. At the same time, Olympus Group has underwritten convertible bonds issued by ITX.

1. Reasons for Strengthening the Strategic Relationship

Olympus has been an important shareholder in ITX since it commenced business in April 2000. As strategic partners, the two companies have worked together to discover and develop new business activities. They have already established joint venture in the fields of next-generation semiconductors and medical devices and have started to consider the commercialization of those businesses.

This strengthening of the strategic relationship will provide opportunities to enhance the corporate value of both companies. Olympus will assign around 20 executives and new business development specialists to ITX in a move designed to speed up the creation and development of innovative and original new businesses by both Olympus and ITX.

Two companies will apply their respective strengths to increase the competitiveness of the existing business and the development and expansion of new businesses. In addition to its core competence in the field of OPTO-digital technology (optical technology, digital imaging technology, microscopic processing technology), Olympus will also contribute its global marketing capabilities and brand power in the fields of imaging, medical and industrial systems. ITX will contribute its technical expertise in such areas as networking, as well as its capabilities to create new business and to promote business growth .

Olympus

Olympus is working to expand its operations, improve its earning power and strengthen its brand potential in three areas in which it has gained large market shares. Those areas are medical technology, especially endoscopes and microscopes, imaging technology, including digital and film cameras, and industrial systems, notably non-destructive testing and semiconductor inspection equipment.

To strengthen the business operations that it has established in these areas in the medium- to long-term perspective, Olympus will invest in and strengthen its own differentiated technologies while actively pursuing integration with outside technologies in such areas as communications and networking. It will also need to accelerate its business evolution by introducing new business models, including solutions and service businesses, as well as new sales channels. Another imperative for Olympus is the expansion of its business portfolio through the steady creation of new businesses with the potential to become core activities in

the future. In this way Olympus can adapt to rapid changes in the business and competition environment while maintaining business stability.

In its corporate philosophy, ITX identifies a role for itself as one of the companies that will lead Japan's industrial restructuring. Olympus recognizes the value of this philosophy and regards it as crucial to the rapid evolution of its existing businesses, and to the steady creation of new core activities. It has been a strategic shareholder in ITX since it commenced business operations in April 2000 and has worked with ITX to discover, develop and study new joint business activities. The two companies have already started to promote businesses in the areas of next-generation semiconductors and medical devices. They are also working to develop and build business operations in fields that are new for Olympus, such as digital camera solutions, medical information systems, regenerative medicine, ubiquitous networking, and the environment. (Details are provided later in this press release.)

As a professional in business creation and investment with incubation in the IT field, ITX has created and promoted many new businesses. Olympus views the reinforcement of its relationship and partnership with ITX as crucial to the acceleration of these efforts in the future.

ITX

ITX commenced business operations on April 1, 2000, following its separation from Nissho Iwai Corporation as an independent company. It aims to tap the unlimited potential of information technology by discovering, investing in and promoting unique and innovative business activities in the five areas of mobile technology, networking, satellite broadcasting content, electronics and life sciences. Its business model is characterized by an emphasis on business creation and promotion. At the business creation stage, ITX discovers promising new business activities and establishes new companies based on its own ideas in cooperation with Olympus and other powerful partners in Japan and overseas. ITX also invests in newly created businesses in which it is able to play a direct and integral role. At the promotion stage, ITX assigns its own staff and utilizing its affiliates and its partners' networks to help businesses develop and achieve accelerated growth.

Specialized technical knowledge, marketing skills and brand potential are all becoming increasingly important at the discovery, evaluation, investment, start-up and promotion stages of the new business creation process. Olympus is a world leader in optical-digital technology and has global marketing systems and brand power in the fields of imaging, medical systems and industrial systems. ITX saw a strengthened strategic partnership with Olympus as an extremely valuable asset in terms of clarifying its role and strengthening its capabilities as a business creation company.

ITX will continue to create and promote new businesses, either independently or with other partners than Olympus, while promoting joint businesses already established with Olympus and working with Olympus to develop many more unique and innovative business activities.

① **Business tie-ups**

- Next-generation semiconductors business

A fabless business involved in the design and sales of dynamic reconfigurable processor (DRP) chip board modules, a business specializing in download platforms for software for these products, and a circuit software library business

- Medical devices

A business specializing in the development, manufacture and sales of totally non-invasive blood sugar measurement systems based on near infra-red measurement technology

② Fields targeted for future development

- Digital Imaging Field
- Life Science such as medical devices, medical information technology and regenerative medicine
- Ubiquitous networking field
- Environment-related activities

2. Summary of Additional Acquisition of ITX Shares and Underwriting of ITX Convertible Bonds Issued by Olympus

ITX issued convertible bonds to provide funds in an amount of 10 billion Yen for the improvement of the shareholder value of ITX through major investment in the new businesses in the areas of life sciences, networking, electronics and structural reform.

To strengthen its relationship with ITX for the reasons stated above, Olympus has agreed to acquire additional 100,200 ITX shares held by Nissho Iwai Corporation and Olympus Group has underwritten 10 billion Yen in convertible bonds issued by ITX.

3. Major Shareholders after Share Movement

Total number of shares issued and outstanding: 490,240

Major shareholders before the share movement (as of December 31, 2002)

Shareholder	Shares held	Shareholding (%)
Nissho Iwai Corporation	209,564	42.75
Nissho Iwai American Corporation	14,530	2.96
Olympus Optical Co., Ltd.	9,324	1.90
Olympus Asset Management Limited	2,000	0.41
Others	254,822	51.98

Major shareholders after the share movement (as of January 30, 2003) (Options not Included)

Shareholder	Shares held	Shareholding (%)
Olympus Optical Co., Ltd.	109,524	22.34
Nissho Iwai Corporation	109,364	22.31
Nissho Iwai American Corporation	14,530	2.96
Olympus Asset Management Limited	2,000	0.41
Others	254,822	51.98

After changes to major shareholders (after conversion of convertible bonds)

Total number of shares issued before conversion: 590,440 (estimated)

Shareholder	Shares held	Shareholding (%)
Olympus Optical Co., Ltd.	109,524	18.55
Nissho Iwai Corporation	109,364	18.52
Olympus Asset Management Limited	102,200	17.31
Nissho Iwai American Corporation	14,530	2.46
Others	254,822	43.16

Remarks: In the attached ITX document by rule of stock exchange, ratio of the number of shares held to the total number of shares issued is described in proportion to the voting right of total shareholders.

4. Profile of Olympus Optical Co., Ltd.

Activities	Manufacturing and sales of medical, healthcare, imaging and information equipment and industrial equipment Digital and film cameras, Microcassette tape recorder, IC recorder, binoculars, gastroenterological endoscopes, endosurgery system, ultrasound endoscopes and instruments, biological microscopes, clinical analyzers, genome analysis systems, information equipment, industrial endoscope, industrial microscopes, etc.
Representative and President	Tsuyoshi Kikukawa
Establishment date	1919
Capital	40,832 million yen (as of March 31, 2002)
Sales (consolidated)	528,415 million yen (as of March 31, 2002)
Address	Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo 163-0914, Japan
Number of employees	4,345 (as of March, 31, 2002)
URL	http://www.olympus.co.jp

5. Profile of ITX Corporation.

Activities	As an IT business creator, ITX specializes in the creation and promotion of unique businesses in the five areas of mobile communications, networking, satellite broadcasting content, electronics and life sciences. It was listed on the NASDAQ Japan exchange (now the Hercules Market) on December 14, 2001 (code: 2725).
Representative and CEO	Akinobu Yokoo
Start of Operation	2000
Capital	20,456 million yen (as of March 31, 2002)
Sales (consolidated)	350,585 million yen (as of March 31, 2002)
Address	14F, Kasumigaseki Building, 3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo 100-6014
Number of employees	145 (consolidated 2,081)(as of March 31, 2002)
URL	http://www.itx-corp.co.jp

Contacts for further information

Mr.Umakoshi, Mr.Murakami Public Relations Department
Olympus Optical Co., Ltd.
Tel:03-3340-2285 Fax:03-3340-2130

Mr.Hibi, Mr.Kuwabara
IR Team of Corporate Planning Department
ITX Corporation
Tel:03-4288-7022 Fax:03-4288-7240

OLYMPUS

N E W S R E L E A S E

January 28, 2003

OLYMPUS ANNOUNCES THE μ-10 DIGITAL, THE WORLD'S FIRST ALL-WEATHER METAL-BODIED DIGITAL CAMERA

· High-performance 3.2-megapixel digital imaging
· Sleek, stylish, all-weather metal body
· Top-class digital camera speed and responsiveness

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to introduce the μ-10 DIGITAL, a light, compact digital camera with a 3.2-megapixel CCD that is the first metal-bodied digital camera in the world to offer all-weather performance. The μ-10 DIGITAL is scheduled to go on sale in Japan late February 2003.

The μ-10 DIGITAL's metal body has a rich, high-quality feel with flowing, contoured lines that are naturally pleasing to the eye. Light and compact, it is designed to be easy to carry and use in daily life. As the world's first all-weather metal-bodied digital camera, it also allows users to enjoy digital photography at beaches, pools, ski resorts, and other locations where water or inclement weather may be a source of concern. Despite its compact size, it features a newly developed compact, high-performance lens and 3.2-megapixel CCD that deliver truly amazing image quality. Although designed primarily for full-auto operation that allows users to simply open the lens barrier and begin shooting, it is also equipped with a full range of easy-to-use scene program modes. In addition, it offers the startup speed of a top-class digital camera, and boasts a shutter release lag time that is comparable with compact film cameras.

Since their initial appearance in 1991, Olympus μ[mju:] series film cameras have sold over 20 million units worldwide, making them one of the best-selling compact camera lines in history. Now, with the launch of the μ DIGITAL series, Olympus brings to the digital camera market the μ[mju:] product and image quality that are loved by consumers around the world.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
μ-10 DIGITAL	¥50,000	late February 2003	100,000 units

Top Features

- The first digital camera in the world to feature an all-weather metal body
- Compact, innovative metal body with stylish, contoured design
- Full-auto operating ease and 3.2-megapixel image quality
- Top-class digital camera startup speed and responsiveness

μ-10 DIGITAL



<Front>



<Back>

Development Background

In the digital camera market, consumer demand for compact models and metal-bodied models continues to grow. In view of this trend, Olympus decided to create a new and distinctively different compact, metal-bodied digital camera that would also incorporate the "stylish design" and "beautiful imaging with incredible ease" that are hallmarks of the best-selling Olympus μ film camera series.

In designing the camera, we deliberately avoided the straight lines that are typical of most metal-bodied cameras, and chose a smooth, flowing shape that gives the metal body a fresh new look. We also incorporated all-weather technologies perfected over many years of developing μ film cameras, and significantly boosted the camera's startup speed and responsiveness to allow carefree shooting at a moment's notice.

As the first of a new line of μ DIGITAL cameras, the μ-10 DIGITAL is a stylish and fun digital camera designed to be carried and used anytime, anywhere.

Main Features

THE WORLD'S FIRST ALL-WEATHER METAL-BODIED DIGITAL CAMERA

Equipped with protection equivalent to IEC Standard Publication 529 IPX4 (protection against water splashed from any direction), the μ-10 DIGITAL allows worry-free shooting in rain or snow, and is a perfect camera to take along to the beach, pool, or ski resort.

To achieve this level of water-resistance on a metal-bodied camera required the use of structural plastics between outer body and internal components, and of special rubber seals between individual body components. To achieve it while also making the body more compact — and the camera faster and more responsive — required an extremely high level of technology. Thanks to Olympus All-Weather Technology*, however, it was possible to achieve these diverse and conflicting goals.

* See attached document, "The All-Weather Technology Behind the μ-10 DIGITAL."

COMPACT METAL BODY WITH STYLISH, CONTOURED DESIGN

Thanks to its flowing, natural lines, the advanced metal body is a pleasure to touch and to hold. While taking advantage of the textural richness of metal, the camera utilizes the reflective characteristics of various parts of the body to emphasize "light" as a visual design concept. The lens barrier, for example, features an acrylic insert that draws on Olympus lens manufacturing technologies to produce a unique effect by which light seems to radiate in four directions from the 'M' in 'OLYMPUS.'

Exclusive Olympus bonding technologies were also used to develop a compact new lens that incorporates three aspherical elements. Coupled with the use of ultra-compact xD Picture Cards for storage, and a dedicated lithium-ion battery for power, camera thickness was significantly reduced, resulting in an ultra-slim body that measures just 33.5mm(D) x 99mm(W) x 56mm(H), and weighs a mere 165g.

EASY, FULL-AUTO OPERATION WITH 3.2-MEGAPIXEL IMAGE QUALITY

Although designed primarily for users who prefer the point-and-shoot simplicity of full-auto operation, the μ-10 DIGITAL also has five Scene Program modes: Portrait, Night Scene, Landscape-Portrait, Landscape, and Self-Portrait. As a result, users can instantly apply settings that are optimized to suit these frequently encountered shooting situation. To further simplify operation, the number of buttons and controls has been

kept to a minimum.

Image quality is always a priority at Olympus. On the μ-10 DIGITAL, a 3.2-megapixel CCD and compact, high-performance lens are teamed with the proven performance of our exclusive TruePic image processing technology, assuring truly outstanding image quality from an extremely compact body.

TOP-CLASS DIGITAL CAMERA SPEED AND RESPONSIVENESS

New algorithms significantly improve the user experience by giving the μ-10 DIGITAL the startup speeds and responsive shooting capabilities of a top-class digital camera. When the power is switched on, the camera is ready to shoot in approximately two seconds. In addition, the long shutter-release lag time that has traditionally plagued digital camera users has been reduced to approximately 0.4 seconds, ensuring quick shutter-button response that is comparable with compact film cameras.

OTHER FEATURES

•Versatile White Balance Settings

In addition to an auto white balance mode that assures faithful reproduction of skin tones, four preset white balance settings are provided (Daylight, Overcast, Tungsten Light, Fluorescent Light).

•Two Light Metering Modes

Two light metering modes are offered: digital ESP metering, which ensures natural-looking exposures even when shooting in backlight or high-contrast situations, and spot metering, which sets exposure values to suit a specific area of the composition.

•Exposure Compensation and Auto-Bracketing

Exposure compensation of up to ±2EV can be set in 1/3EV-step increments.

•Easy-to-Use In-Camera Image Editing Functions

A number of still-image editing operations can be performed directly in the camera, eliminating the need to download images to a personal computer for editing. Because the edited version is automatically stored in a separate area of memory, there is no need to worry that the original image will be overwritten.

-Crop and Merge (2-in-1) Function

When this feature is activated, the camera automatically combines the next two shots into a single split-screen image.

-Monochrome & Sepia Modes

Monochrome or sepia-tone versions of photos taken in color can be saved separately at the touch of a button.

-Resize Function

The Resize function saves a smaller-sized duplicate of the original image, making it easy for users to create photo e-mail attachments without using complicated image-editing software.

•All-in-One Package for Image Editing and Storage

All-in-one packaging includes everything necessary for image editing and storage, allowing entry-level users to begin enjoying digital photography right away.

•Long-life Batteries for Worry-Free Shooting

To ensure worry-free shooting, the dedicated rechargeable lithium-ion battery provides power for approximately 150 shots under normal operating conditions. Recharging time is approximately 2 hours.

* Test conditions for normal operation: repeated 2-shot shutter release followed by 10 minutes of rest; one zoom round trip per shot; HQ mode; LCD monitor and flash used on 50% of shots; no digital zoom, image display or file downloading; 25°C ambient temperature.

•QuickTime Motion-JPEG Shooting

QuickTime Motion-JPEG movies with a frame advance speed of 15 frames-per-second can also be recorded. Up to about 16 seconds can be recorded at a resolution of 320 x 240 pixels, and up to about 70 seconds can be recorded at a resolution of 160 x 120 pixels.

OPTIONAL ACCESSORIES

•Remote Control

The RM-1 Remote Control (MSRP: ¥3,000) is a multi-function unit that allows users to operate the zoom and shutter release from a distance. In addition, it can also be used as a playback controller when viewing images.

•Water Protector

The PT-016 Water Protector (MSRP: ¥20,000; scheduled to be available in late March, 2003) allows the μ-10 DIGITAL to be used underwater at depths of up to 40 meters.

•Camera Case and Neck Strap

A variety of cases and neck straps that complement the μ-10 DIGITAL's sophisticated design are also available.

-Camera Case	
CSCH-08 Genuine leather, beige	(MSRP: ¥3,000)
CSCH-09CG Soft case, champagne gold	(MSRP: ¥2,000)
CSCH-09BL Soft case, blue	(MSRP: ¥2,000)
CSCH-09OR Soft case, orange	(MSRP: ¥2,000)
-Neck Straps	
CNS-01SV Metal, silver	(MSRP: ¥2,500)
CNS-01BL Metal, blue	(MSRP: ¥2,500)

•xD Picture Card Media

In addition to the 16MB xD Picture Card bundled with the camera, 32MB, 64MB, 128MB, and 256MB xD Picture Cards are also available.

CAMEDIA μ-10 DIGITAL

Specification

Number of Effective Pixels		3.2 million pixels
Image Pickup Element		CCD
Lens	Structure	5 elements in 3 groups Include 3 glass aspherical lenses
	Focal Length	5.8 – 17.4 mm (Equivalent to 35mm zoom in 35 – 105 mm film format)
	F No.	F3.1(W)~F5.2(T)
	Digital Zoom	Seamless to 12x (3x optical and 4x digital combined)
	Working Range	Standard mode:0.5 m - infinity Macro mode:0.2 m - infinity
Recording	Still Image: Recording System	JPEG (DCF:Design rule for Camera File system). DPOF compatible, Exif2.2, PRINT Image Matching II
	Still Image: Storage Capacity *When using bundled 16 MB xD-Picture Card	2048 x 1536 / SHQ: Approx. 6 images, HQ: Approx. 20 images 1600 x 1200 / SQ1: Approx. 24 images 1280 x 960 / SQ2: Approx. 38 images 1024 x 768 / SQ2: Approx. 58 images 640 x 480 / SQ2: Approx. 99 images
	Motion Image: Recording System (w/o voice)	QuickTime Motion JPEG support (Frame rate: 15fps)
	Motion Image: Storage Capacity	320 x 240 pixels (HQ): up to 16 sec. 160 x 120 pixels (SQ): up to 70sec. *When using min. 16 MB xD-Picture Card (no optical zoom)
	Recording Media	xD-Picture Card (16, 32, 64,128, 256MB)
Viewfinder		Optical real image
LCD Monitor	Size/Type	1.5-inch TFT color LCD
	Number of Pixels	Approx. 134,000 pixels
Playback	Still Image: Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image: Index display	Divided into 4/9/16 parts
	Still Image: Image rotation	90 degrees/- 90 degrees (Rotation information will be written in Exif)
	Still Image: Slideshow	Yes
	Motion Image: Playback	Normal, Frame-by-frame
Sensitivity	AUTO	ISO approx. 80-320

Still Image: Exposure Control	Mode	Programmed Auto
		Scene programmed (portraits, landscape-portrait, landscape, night scene, self-portrait)
	Shutter Speed	1/2 to 1/1000 sec (Night Scene: up to 4sec)
	Exposure Compensation	±2EV in 1/3EV-step increments metering
White Balance		Full-auto Presets (Daylight, overcast, tungsten light fluorescent light)
Photometric Systems		Digital ESP metering Spot metering system
Flash	Flash Working Range	W: Approx. 0.2m-4.0m T: Approx. 0.2m-2.5m
	Flash Modes	Auto (automatic flash activation in low light or backlight) Red-eye reduction Fill-in Off
	Flash Compensation	±2EV in 1/3EV-step increments metering
Sequence Mode		Approx. 1.0 frames/sec. (in HQ mode)
Special Functions	Function Shooting	Crop and merge (2 in 1) function
	Panorama	Yes (only with xD-Picture card and Camedia Master)
	Still Image Edit	Monochrome, Sepia, Resize (640x480, 320x240)
	Motion Image Edit	Index image creation
	Special Image Editing	TruePic
Weatherproofing		Equivalent to IEC Standard Publication 529 IPX4, protection from water splashed from any direction
External Connectors	PC	USB interface (Win XP/Me/98/98SE/2000, Mac OS 9.0~9.2/X)
	TV (NTSC)	Video output terminal
	Power Supply	DC input terminal
Power Supply	AC adaptor	D-7AC (Optional)
	Battery	Lithium-ion rechargeable battery (LI-10B)
Dimension		99.0 (W) x 56.0 (H) x 33.5 (D) mm (excluding protrusions)
Weight		165 g (excluding batteries and media card)
Accessories (Bundled)		xD-Picture Card (16MB) USB cable AV cable Strap CD-ROM (CAMEDIA Information Disk) Lithium-ion rechargeable battery Battery charger Battery charger power cable

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

N E W S R E L E A S E

January 30, 2003

THE New μ [mju:]-III 120
35mm Zoom Compact Camera

Powerful Functionality Packed into a Slim and Elegant Body

35mm Compact Camera Featuring High Quality Images and Easy Operation

The information contained in this news release applies only to the Japanese market.

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) will launch the new 35mm compact camera μ [mju:]-III 120, featuring a high-performance 38-120mm 3.2X zoom lens housed in a thin and elegantly designed body on February 21, 2003.

The μ [mju:]-III 120 maintains the beautifully streamlined form of the μ series while adding a soft warmth to its design, successfully incorporating a 3.2X zoom lens while achieving a slim, elegant body that is 42mm thin. Its lens block has two double-sided aspherical lenses and one ED (Extra-low Dispersion) glass lens to enable sharp, high quality photography. It also offers features like 11-point, multi-wide passive auto-focus (AF) to improve focus of off-center subjects to minimize wasted shots and weatherproofing to allow worry-free use even on rainy days, enabling users to enjoy photography with a sense of security.

Ever since the μ series was first launched with the original μ [mju:], its refined design and high quality has made it a worldwide best seller, boasting cumulative global sales exceeding 20 million units as of the year 2001. Now, by adding the new μ [mju:]-III 120 to the lineup, Olympus intends to lead the compact camera market with a brand that meets the needs of consumers even more precisely.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
μ [mju:]-III 120	open pricing	February 21, 2003	50,000 units

Main Features

1. Equipped with 38-120 mm 3.2X zoom lens featuring high performance without bulk
2. 11-Point Multi-Wide Passive AF system to improve focus of off-center subjects to minimize wasted shots
3. "Camera Shake Indicator" to minimize blurry shots due to camera shake
4. Beautiful body design with warmth and thin shape
5. Wide variety of flash modes to enable natural shooting exactly as envisioned
6. Worry-free weatherproofing (meeting IEC grade 4 "splash-proof" standards)


OLYMPUS
μ[mju:]-III 120

35mm Compact Camera μ [mju:]-III 120

Feature Details

1. Equipped with 38-120 mm 3.2X zoom lens featuring high performance without bulk

By use of a 7-group, 8-element lens configuration featuring two double-sided aspherical lenses and an ED (Extra-low Dispersion) glass lens, this camera succeeds in achieving sharp and high-quality photography while maintaining a slim body design.

2. 11-point multi-wide passive AF to improve focus of off-center subjects to minimize wasted shots

The camera is equipped with the 11-point multi-wide passive AF system that was newly developed for the μ [mju:]-III series. It uses a wide-area passive AF sensor that provides precise distance measurements across approximately double the area compared to the company's previous products (μ [mju:]-II series). The AF area is measured separately at up to 11 points (in wide-angle mode), and the results are rapidly processed using algorithms exclusively developed by Olympus. This system recognizes the main subject even if it is off-axis or there are two standing side by side, to minimize AF dropout in the center of the frame that can cause out-of-focus shots, and provide more accurate focusing.

3. "Camera-Shake Indicator" to minimize blurry shots due to camera shake

When camera-shake surpassing a certain level is detected by the AF sensor, this function alternately flashes two LEDs beside the viewfinder to alert the user. Even novices who are more likely to take blurry pictures due to camera-shake will be able to take photos with confidence.

4. Beautiful body design with warmth and thin shape

While maintaining the uniquely streamlined, flowing image of the μ series, this new model was reborn with a warmth and softness added to its design. Its beauty of form, brought about by the way one curved surface meets another, makes this model a "pleasure to hold," and offers an ageless appeal that the user won't grow tired of. And its 42mm thin compact body makes it easy to carry.

5. Wide variety of flash modes to enable shooting exactly as envisioned

The Auto Color-Balancing Flash system uses a number of different sensors to detect the wavelengths of artificial illumination such as fluorescent lighting to ensure photographic results without unnaturally tinged colors. And even if the subject is not in the center of the frame, Wide Backlight Detection senses backlight situations over a wide area and automatically fires the flash to enable more natural looking photos to be taken.

The camera also features a broad selection of 6 flash modes, allowing anybody to shoot flash-lit photos with superior results.

1)	Auto Flash:	Automatically fires the flash in dark or backlight environments, and under fluorescent lamps and other artificial lighting, for natural looking shots with proper exposure.
2)	Red-Eye Reduction:	Reduces the red-eye phenomenon that tends to occur when shooting with the flash in dark environments, by pre-flashing once before flashing for the actual shot when the shutter is released.
3)	Cancel Flash:	Overrides the auto flash so that it doesn't fire, making it possible to take photos in places there flash photography is prohibited, or photos that fully convey the mood of existing ambient light.
4)	Fill-in Flash:	Forced firing of the flash, which helps to brighten a main subject that is in shadows, or remove unnatural looking shadows from the frame.
5)	Night Mode:	Captures both the subject in the foreground and the nightscape in the background in a well-balanced manner by adjusting the flash intensity and background exposure, and slowing the shutter speed down to 4 sec. (max.) according to the brightness of the nightscape.
6)	Red-Eye Reduction Night Mode:	Reduces the red-eye phenomenon when shooting a subject in front of a nightscape background. Aside from pre-flashing, it is the same as the Night Mode.

6. **Worry-free weatherproofing (meeting IEC grade 4 "splash-proof" standards)**
With weatherproofing equivalent to IEC grade 4 standards for "splash-proof," the camera can be used even in situations where a non-weatherproofed camera could suffer damage due to water seeping into the camera interior. Since the camera can be used without worry even during a sudden rain shower or snow, at poolside, or handled with wet hands during camping or other outdoor leisure activities, the user can count on it in a variety of shooting situations.

Other Features

- **Landscape Mode** for sharp and clear shots of distant scenery.
- **Spot Mode** to ensure accurate focusing and exposure on the subject regardless of the surrounding brightness or darkness.
- **Dioptric Correction** of -2 to +1 m^{-1} (per meter) to compensate for eyesight.
- **Remote Control** enables the shutter to be released from a distance (up to 5 m in front of camera).
- **Focus Lock** to keep the subject in focus while the photographer adjusts the composition.

Specifications

μ [mju:]-III 120

Type	Full automatic 35 mm autofocus lens-shutter camera with built-in 38 – 120 mm zoom lens. *38 - 105mm, 38-110mm and 38-115mm zoom lens are also available
Film Format	35 mm standard DX-coded film (24 × 36 mm)
Lens	Olympus lens 38 – 120 mm F5.6 – F12.6 38 – 105 mm F5.6 – F11.9 38 – 110 mm F5.6 – F12.6 38 – 115 mm F5.6 – F12.6 All of above are 8 elements in 7 groups
Shutter	Programmed electronic shutter
Viewfinder	Real-image zoom viewfinder (with autofocus mark, close-up correction marks, autofocus indicator and flash indicator)
Focusing	Passive type multi auto-focus. Focus lock possible. Focusing range: 0.6 m – ∞ (infinity)
Exposure Control	Programmed automatic exposure control, switchable from 3 - zone light metering to spot metering. Auto exposure range: Wide angle: EV3 (F5.6, 4 sec.)-EV16 (F10.2, 1/630 sec.) Telephoto*: EV5.3 (F12.6, 4 sec.)-EV17 (F18, 1/410 sec.) *For 38-105mm model: EV5.1 (F11.9, 4 sec)- EV17 (F18.1/410 sec)
Exposure Counter	Progressive type with automatic reset, displayed on LCD panel
Self-Timer	Electronic self-timer with approx. 12 sec. delay.
Remote Control (optional)	Infrared remote control unit with approx. 3 sec. delay.
Film Speed Range	Automatic setting with DX-coded film with ISO 50, 100, 200, 400, 800, 1600 and 3200. Film speeds other than above will be automatically set to the next lower speed. For non-DX coded film and film with less than ISO 50, film speed is set to ISO 100.
Film Loading	Automatic loading. (Automatically advances to first frame when camera back cover is closed.)
Film Advance	Automatic film winding.
Film Rewind	Automatic film rewind (automatic rewind activation at end of film, automatic rewind stop). Rewind possible at any point with rewind button.
Flash	Built-in flash. Recycling time: Approx. 0.5 –5.5 sec. (at normal temperature and with new battery) Flash Working Range:

	Wide angle: 0.6 – 4.5 m with ISO 100 color negative film Telephoto: 0.6 – 2.0 m with ISO 100 color negative film Wide angle: 0.6 – 9.0 m with ISO 400 color negative film Telephoto: 0.6 – 4.0 m with ISO 400 color negative film *For 38-105mm model: Wide angle: 0.6 – 4.5 m with ISO 100 color negative film Telephoto: 0.6 – 2.1 m with ISO 100 color negative film Wide angle: 0.6 – 9.0 m with ISO 400 color negative film Telephoto: 0.6 – 4.2 m with ISO 400 color negative film
Flash Modes	Auto, Red-Eye Reduction, Off, Fill-in, Night Scene, Red-Eye Reduction Night Scene
Battery Check	Displayed on LCD panel.
Power Source	One 3 V lithium battery (CR123A/DL123A)
Dimensions	116 (W) × 60.5 (H) × 42 (D) mm (without protrusions)
Weight	205 g (without battery)

Date/Time Unit

Imprinting Direction	Data imprinted onto film from lens side
Data Coding	No data, year-month-day, month-day-year, day-month-year, day-hour-minute
External Indication of Data	Data display on LCD panel
Automatic Calendar System	Up to year 2035
Power Source	Ordinarily used with camera body

*Specifications and design are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Corrections

1) Date of Correction: February 19, 2003
   Page: 1 (Launch Date)
   Reason: Fixed
   Change: Late February 2003 → February 21,2003

OLYMPUS

N E W S R E L E A S E

February 4, 2003

OLYMPUS OPTICAL CO., LTD.
Reinforces Business Operations by
Restructuring of Medical Systems Group to
Establish Life Sciences Group

OLYMPUS OPTICAL CO., LTD. (President: Tsuyoshi Kikukawa) will restructure its Medical Systems Group and newly establish the Life Sciences Group. The purpose of this move, which will take effect on April 1, 2003, is to strengthen business operations in some key areas, especially Life Sciences and endoscope related businesses.

The Life Sciences Group will be created through the amalgamation of the Genome Medical Business Division, the Scientific Equipment Division and the Diagnostic Equipment Division, which currently comprise the Medical Systems Group. The mission of the new Life Sciences Group will be to build the life sciences segment, especially genome medicine, into a core business for the future. It will utilize a wealth technology assets and knowledge including optical technology and automation / systems technology developed for microscopes and clinical diagnostic systems, as well as analysis technology based on genetic analysis and micro-nanotechnology in Corporate Research and Development Center.

The Medical Systems Group will concentrate on its existing endoscope business, and on its MIP* business spanning the three areas of endosurgery systems, endo-therapy accessories and ultrasound systems. By focusing on the endoscope and MIP fields, it will be able to adapt more quickly to new technological trends and environmental changes in the medical industry in Japan and overseas.

As indicated in a previous announcement, the restructuring will be accompanied by the integration of the domestic marketing operations of OLYMPUS PROMARKETING, INC. The Medical Systems Group and the Life Sciences Group will both strengthen their customer interfaces and pursue aggressive business strategies based on the integration of production and marketing.

*MIP: Minimally Invasive Products (medical products that cause minimal strain to the body)

<Overview of the New Life Sciences Group>

Commencement of business: April 1, 2003

President: Isao Takahashi (currently President and Representative Director of OLYMPUS PROMARKETING, INC.)

Divisional structure: Life Science Planning Division, Genome Medical Business Division, Scientific Equipment Division, and Diagnostic Equipment Division

Activities: R&D, production and sales of biological microscopes, clinical analyzers, genome and protein analysis systems, etc.

Sales: 62.7 billion yen (based on consolidated sales of related divisions for the year ended March 2002).

<Overview of Medical Systems Group>

President: Koji Miyata (currently President of the Industrial Systems Group)

Divisional structure: Medical Planning & Support Division, Endoscopy Products Division, Minimally Invasive Products (MIP) Division and Domestic Medical Sales & Marketing Division

Activities: R&D, production and sales of gastroenterological endoscopes, endosurgery system, instruments, ultrasound endoscopes, etc.

Sales: 192.3 billion yen (based on consolidated sales of related divisions for the year ended March 2002).

OLYMPUS

N E W S   R E L E A S E

February 04, 2003

Regarding Change of Company (Trade) Name

OLYMPUS OPTICAL CO., LTD. (President: Tsuyoshi Kikukawa) hereby reports that in the meeting of the board of directors on 4th February 2003, it has been decided to change the name of the company from OLYMPUS OPTICAL CO., LTD. to OLYMPUS CORPORATION. The decision is subjected to approval at the upcoming regular Shareholders' Meeting scheduled to be held in June 2003 and will be effective from 1st October 2003.

1. Rationale for the Name Change

Olympus was established in 1919 as "Takachiho Seisakusho" and changed its name to "OLYMPUS OPTICAL CO., LTD" in 1949. Ever since Olympus has been striving to become a leading global company and maximize corporate value based on its core competency of OPTO-DIGITAL Technology—a combination of Olympus's advanced optical technology and the latest digital technology. OLYMPUS PROMARKETING, INC., our domestic sales company, will merge with Olympus this April, to accelerate the decision-making process and build a flexible corporate organization that can respond quickly to emerging market trends. We have therefore decided to emphasize the "Olympus" name in both our brand and company names. This significant change will help strengthen the corporate brand. By carrying out an aggressive branding strategy, we will endeavor to increase the confidence of all our stakeholders in the Olympus brand.

2. New Company (Trade) Name

(1) *Olympus Kabushiki Gaisha*

(2) OLYMPUS CORPORATION in English

3. Effective Date of Change of Company Name

October 1, 2003

OLYMPUS

N E W S R E L E A S E

February 14, 2003

OLYMPUS ADDS 4-MEGAPIXEL μ-20 DIGITAL TO THE WORLD'S FIRST ALL-WEATHER METAL-BODIED DIGITAL CAMERA SERIES

· High-performance 4.0-megapixel digital imaging
· Sleek, stylish, all-weather metal body
· Top-class digital camera speed and responsiveness

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the 4.0-megapixel μ-20 DIGITAL compact digital camera. The new camera is the second model in the Olympus μ DIGITAL series, which is the first line-up of metal-bodied digital cameras in the world to offer all-weather performance. The μ-20 DIGITAL is scheduled to go on sale in Japan late April 2003.

The new μ-20 DIGITAL features the superior image quality of a 4.0-megapixel CCD and is positioned in the product line-up above the previously introduced μ-10 DIGITAL. It shares the stylish metal body and sleek flowing lines of the μ DIGITAL series, and boasts the enhanced elegance "Ocean Pearl" sliding lens barrier. Thanks to its compact size, it is exceptionally easy to carry and use in daily life.

In functional terms, the camera's all-weather body allows it to be used at beaches, pools, ski resorts, and other locations where water or inclement weather may be a source of concern. Despite its compact size, it features a newly developed compact, high-performance lens and 4.0-megapixel CCD that deliver truly amazing image quality. Although designed primarily for full-auto operation that allows users to simply open the lens barrier and begin shooting, it is also equipped with a full range of easy-to-use scene program modes. In addition, it offers the startup speed of a top-class digital camera, and boasts a shutter release lag time that is comparable with compact film cameras.

The μ DIGITAL series is a new series of digital cameras designed to offer "stylish design" and "beautiful imaging with incredible ease. With the two-camera line-up of 3.2-megapixel μ-10 DIGITAL and 4.0-megapixel μ-20 DIGITAL, Olympus offers all-weather performance to a wide range of customers.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
μ-20 DIGITAL	¥63,000	late April 2003	50,000 units

Top Features

- The second model in the world's first all-weather metal-bodied digital camera series
- Compact, innovative metal body with stylish, contoured design and elegant "Ocean Pearl" lens barrier
- Full-auto operating ease and 4.0-megapixel image quality
- Top-class digital camera startup speed and responsiveness

μ-20 DIGITAL



<Front>



<Back>

Main Features

The World's First All-Weather Metal-Bodied Digital Camera

Equipped with protection equivalent to IEC Standard Publication 529 IPX4 (protection against water splashed from any direction), the μ-20 DIGITAL allows worry-free shooting in rain or snow, and is a perfect camera to take along to the beach, pool, or ski resort.

To achieve this level of water-resistance on a metal-bodied camera required the use of structural plastics between outer body and internal components, and of special rubber seals between individual body components. To achieve it while also making the body more compact — and the camera faster and more responsive — required an extremely high level of technology. Thanks to Olympus All-Weather Technology, however, it was possible to achieve these diverse and conflicting goals.

Compact Metal Body with Stylish, Contoured Design

Thanks to its flowing, natural lines, the advanced metal body is a pleasure to touch and to hold. While taking advantage of the textural richness of metal, the camera utilizes the reflective characteristics of various parts of the body to emphasize "light" as a visual design concept. The lens barrier, for example, features an acrylic insert that draws on Olympus lens manufacturing technologies to produce a unique effect by which light seems to radiate in four directions from the 'M' in 'OLYMPUS.' To differentiate the μ-20 DIGITAL from the μ-10 DIGITAL, an elegant "Ocean Pearl" color was used.

Exclusive Olympus bonding technologies were also used to develop a compact new lens that incorporates three aspherical elements. Coupled with the use of ultra-compact xD Picture Cards for storage, and a dedicated lithium-ion battery for power, camera thickness was significantly reduced, resulting in an ultra-slim body that measures just 33.5mm(D) x 99mm(W) x 56mm(H), and weighs a mere 165g.

Easy, Full-Auto Operation with 4.0-Megapixel Image Quality

Although designed primarily for users who prefer the point-and-shoot simplicity of full-auto operation, the μ-20 DIGITAL also has five Scene Program modes: Portrait, Night Scene, Landscape-Portrait, Landscape, and Self-Portrait. As a result, users can instantly apply settings that are optimized to suit these frequently encountered shooting situation. To further simplify operation, the number of buttons and controls has been kept to a minimum.

Image quality is always a priority at Olympus. On the μ-20 DIGITAL, a 4.0-megapixel CCD and compact, high-performance lens are teamed with the proven performance of our exclusive TruePic image processing technology, assuring truly outstanding image quality from an extremely compact body.

Top-Class Digital Camera Speed and Responsiveness

New algorithms significantly improve the user experience by giving the μ-20 DIGITAL the startup speeds and responsive shooting capabilities of a top-class digital camera. When the power is switched on, the camera is ready to shoot in approximately two seconds. In addition, the long

shutter-release lag time that has traditionally plagued digital camera users has been reduced to approximately 0.4 seconds, ensuring quick shutter-button response that is comparable with compact film cameras.

OTHER FEATURES

•Versatile White Balance Settings

In addition to an auto white balance mode that assures faithful reproduction of skin tones, four preset white balance settings are provided (Daylight, Overcast, Tungsten Light, Fluorescent Light).

•Two Light Metering Modes

Two light metering modes are offered: digital ESP metering, which ensures natural-looking exposures even when shooting in backlight or in high-contrast situations, and spot metering, which sets exposure values to suit a specific area of the composition.

•Exposure Compensation and Auto-Bracketing

Exposure compensation of up to ±2EV can be set in 1/3EV-step increments.

•Easy-to-Use In-Camera Image Editing Functions

A number of still-image editing operations can be performed directly in the camera, eliminating the need to download images to a personal computer for editing. Because the edited version is automatically stored in a separate area of memory, there is no need to worry that the original image will be overwritten.

-Crop and Merge (2-in-1) Function

When this feature is activated, the camera automatically combines the next two shots into a single split-screen image.

-Monochrome & Sepia Modes

Monochrome or sepia-tone versions of photos taken in color can be saved separately at the touch of a button.

-Resize Function

The Resize function saves a smaller-sized duplicate of the original image, making it easy for users to create photo e-mail attachments without using complicated image-editing software.

•All-in-One Package for Image Editing and Storage

All-in-one packaging includes everything necessary for image editing and storage, allowing entry-level users to begin enjoying digital photography right away.

•Long-life Batteries for Worry-Free Shooting

To ensure worry-free shooting, the dedicated rechargeable lithium-ion battery provides power for approximately 150 shots under normal operating conditions. Recharging time is approximately 2 hours.

- Test conditions for normal operation: repeated 2-shot shutter release followed by 10 minutes of rest; one zoom round trip per shot; HQ mode; LCD monitor and flash used on 50% of shots; no digital zoom, image display or file downloading; 25°C ambient temperature.

•QuickTime Motion-JPEG Shooting

QuickTime Motion-JPEG movies with a frame advance speed of 15 frames-per-second can also be recorded. Up to about 16 seconds can be recorded at a resolution of 320 x 240 pixels, and up to about 70 seconds can be recorded at a resolution of 160 x 120 pixels.

Optional Accessories

•Remote Control

The RM-1 Remote Control (MSRP: ¥3,000) is a multi-function unit that allows users to operate the zoom and shutter release from a distance. In addition, it can also be used as a playback controller when viewing images.

•Water Protector

The PT-016 Water Protector (MSRP: ¥20,000; scheduled to be available in late March, 2003) allows the μ-20 DIGITAL to be used underwater at depths of up to 40 meters.

•Camera Case and Neck Strap

A variety of cases and neck straps that complement the μ-20 DIGITAL's sophisticated design are also available.

-Camera Case

CSCH-08 Genuine leather, beige	(MSRP: ¥3,000)
CSCH-09CG Soft case, champagne gold	(MSRP: ¥2,000)
CSCH-09BL Soft case, blue	(MSRP: ¥2,000)
CSCH-09OR Soft case, orange	(MSRP: ¥2,000)

-Neck Straps

CNS-01SV Metal, silver	(MSRP: ¥2,500)
CNS-01BL Metal, blue	(MSRP: ¥2,500)

•xD Picture Card Media

In addition to the 16MB xD Picture Card bundled with the camera, 32MB, 64MB, 128MB, and 256MB xD Picture Cards are also available.

CAMEDIA μ-20 DIGITAL

Specification

Number of Effective Pixels		4.0 million pixels
Image Pickup Element		CCD
Lens	Structure	5 elements in 3 groups Include 3 glass aspherical lenses
	Focal Length	5.8 – 17.4 mm (Equivalent to 35mm zoom in 35 – 105 mm film format)
	F No.	F3.1(W)~F5.2(T)
	Digital Zoom	Seamless to 12x (3x optical and 4x digital combined)
	Working Range	Standard mode:0.5 m - infinity Macro mode:0.2 m - infinity
Recording	Still Image: Recording System	JPEG (DCF:Design rule for Camera File system), DPOF compatible, Exif2.2, PRINT Image Matching II
	Still Image: Storage Capacity *When using	2272 x 1704 / SHQ:Approx. 5 images, HQ :Approx. 16 images 2048 x 1536 / SQ1 :Approx. 20 images, 1600 x 1200/SQ2 : Approx. 24 images

	bundled 16 MB xD-Picture Card	1280 x 960 / SQ2 :Approx. 38 images 1024 x 768 / SQ2 :Approx. 58 images 640 x 480 / SQ2 : Approx. 99 images
	Motion Image: Recording System (w/o voice)	QuickTime Motion JPEG support (Frame rate: 15fps)
	Motion Image: Storage Capacity	320 x 240 pixels (HQ): up to 16 sec. 160 x 120 pixels (SQ): up to 70sec. *When using min. 16 MB xD-Picture Card (no optical zoom)
	Recording Media	xD-Picture Card (16, 32, 64,128, 256MB)
Viewfinder		Optical real image
LCD Monitor	Size/Type	1.5-inch TFT color LCD
	Number of Pixels	Approx. 134,000 pixels
Playback	Still Image: Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image: Index display	Divided into 4/9/16 parts
	Still Image: Image rotation	90 degrees/- 90 degrees (Rotation information will be written in Exif)
	Still Image: Slideshow	Yes
	Motion Image: Playback	Normal, Frame-by-frame
Sensitivity	AUTO	ISO approx. 64-250
Focusing System	Auto Focus	TTL contrast detection system
Still Image: Exposure Control	Mode	Programmed Auto
		Scene programmed (portraits, landscape-portrait, landscape, night scene, self-portrait)
	Shutter Speed	1/2 to 1/1000 sec (Night Scene: up to 4sec)
	Exposure Compensation	±2EV in 1/3EV-step increments metering
White Balance		Full-auto Presets (Daylight, overcast, tungsten light, fluorescent light)
Photometric Systems		Digital ESP metering Spot metering system
Flash	Flash Working Range	W: Approx. 0.2m-4.0m T: Approx. 0.2m-2.5m
	Flash Modes	Auto (automatic flash activation in low light or backlight) Red-eye reduction Fill-in Off
	Flash Compensation	±2EV in 1/3EV-step increments metering

Sequence Mode		Approx. 1.0 frames/sec. (in HQ mode) more than 4 frames
Special Functions	Function Shooting	Crop and merge (2 in 1) function
	Panorama	Yes (only with xD-Picture card and Camedia Master)
	Still Image Edit	Monochrome, Sepia, Resize (640x480, 320x240)
	Motion Image Edit	Index image creation
	Special Image Editing	TruePic
Weather-proofing		Equivalent to IEC Standard Publication 529 IPX4, protection from water splashed from any direction
External Connectors	PC	USB interface (Win XP/Me/98/98SE/2000, Mac OS 9.0~9.2/X)
	TV (NTSC)	Video output terminal
	Power Supply	DC input terminal
Power Supply	AC adaptor	D-7AC (Optional)
	Battery	Lithium-ion rechargeable battery (LI-10B)
Dimension		99.0 (W) x 56.0 (H) x 33.5 (D) mm (excluding protrusions)
Weight		165 g (excluding batteries and media card)
Accessorie s (Bundled)		xD-Picture Card (16MB) USB cable AV cable Strap CD-ROM (CAMEDIA Information Disk) Lithium-ion rechargeable battery Battery charger Battery charger power cable

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Corrections

1) Date of Correction: March 12, 2003
   Page: 5 (Sensitivity)
   Reason: Change in Specification
   Change: ISO approx.80-320 → ISO approx..64-250

OLYMPUS

N E W S R E L E A S E

March 3, 2003

OLYMPUS SIGNS 3-YEAR SPONSORSHIP AGREEMENT WITH FERRARI F1 RACING TEAM, WORLD CHAMPIONS FOR 4 CONSECUTIVE YEARS

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the signing of an official three-year sponsorship agreement with the Scuderia Ferrari Marlboro Formula One Racing Team.

Under the terms of the three-year contract, which begins in 2003 and extends through 2005, Olympus will become one of six official sponsors of the Ferrari team. As a result, the Olympus logo will be prominently displayed on the nose of Ferrari F1 racing cars beginning with the 2003 Australian Grand Prix, scheduled to be held on March 9, 2003 in Melbourne Australia.

Ferrari is the only team who competes in F1 World Championship since its origin in 1950 and holds the record of Drivers' World Championships (12), Constructors' World Championships (12) and number of Grands Prix won (159). Since welcoming Jean Todt as General Director in 1993, Scuderia Ferrari has maintained an impressive track record of success, culminating in seven World Championships won in the last four years (three Drivers' titles with Michael Schumacher and four Constructors'). In 2002, drivers Michael Schumacher and Rubens Barrichello together won 15 out of the year's 17 events.

As a world leader in digital imaging and medical diagnostic equipment, Olympus sponsorship of the No. 1 team in the demanding field of F1 racing is a natural and fitting partnership. Just as speed, precision, and team spirit have earned Ferrari a position at the pinnacle of motor sports, they are also a driving force behind Olympus' success as a major global brand.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2134 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

2003 Ferrari Drivers

Michael Schumacher

Born January 3, 1969 in Huerth-Hermuelheim, Germany.

First place in drivers ranking in 2002 with 144 points. Made his F1 debut at the Belgian GP in 1991, winning his first world championship in 1994. Five-time World Champion: 1994, 1995, 2000, 2001 and 2002.

Rubens Barrichello

Born May 23, 1972 in Sao Paulo, Brazil.

Second place in 2002 driver's rankings with 77 points. Made his F1 debut in 1993, and after driving for both Jordan and Stewart, joined the Ferrari team in 2000.

Ferrari Rankings 1998–2002

Year	Rank	Constructor's Points
1998	2	133
1999	1	128
2000	1	170
2001	1	179
2002	1	221

2003 F1 Racing Schedule

No.	GP Event	Date
1	Australian GP	3/9
2	Malaysian GP	3/23
3	Brazilian GP	4/6
4	San Marino GP	4/20
5	Spanish GP	5/4
6	Austrian GP	5/18
7	Monaco GP	6/1
8	Canadian GP	6/15
9	Europe GP	6/29
10	French GP	7/6
11	British GP	7/20
12	German GP	8/3
13	Hungarian GP	8/24
14	Italian GP	9/14
15	US GP	9/28
16	Japan GP	10/12

OLYMPUS

N E W S R E L E A S E

March 3, 2003

OLYMPUS TO EXHIBIT FOUR THIRDS SYSTEM
Digital SLR Prototypes at PMA2003

SUMMARY

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce that it will be exhibiting prototype models of new Four Thirds System digital SLR camera, lenses, and accessories at PMA2003, Annual Convention and Trade show being held March 2–5, 2003 at the Las Vegas Convention Center in Las Vegas, Nevada.

The Four Thirds System is a new open standard for digital SLR cameras and interchangeable lens systems that utilize a 4/3-inch image sensor. In addition to facilitating the development of camera lens systems specifically designed to maximize digital image sensor performance -- without being bound by the design conventions imposed by 35mm film camera SLR systems -- the Four Thirds System establishes a common standard for lens mounts, ensuring compatibility between lenses and bodies even if they are produced by different manufacturers.

Olympus is currently developing a line of Four Thirds System bodies, interchangeable lenses, and accessories that offer professional-quality ruggedness, performance, and system expandability. The interchangeable lenses are exceptionally bright and compact, and offer resolving power that compares favorably with film camera lenses. The new Olympus Four Thirds Systems products are to be officially announced in June, and introduced to the market in September 2003.

Prototype models identical to those on display at PMA2003 will also be presented at the Cebit exhibition March 12–19 at the Hannover Messe in Germany, and at the Photo Expo exhibition March 14–16 at Tokyo Big Site in Japan.

FOUR THIRDS SYSTEM PROTOTYPES TO BE EXHIBITED

- Camera body
- Lenses (figures in parentheses indicate 35mm film camera equivalent)
  300mm, F2.8 (600mm)
  14~54mm, F2.8~F3.5 zoom (28~108mm)
  50mm, F2.0 macro (100mm)
  50~200mm, F2.8~F3.5 zoom (100~400mm)
- External flash unit
- Power Battery Holder



OLYMPUS Digital SLR Prototypes at PMA2003

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

N E W S R E L E A S E

March 3, 2003

OLYMPUS INTRODUCES CAMEDIA X-200 DIGITAL CAMERA WITH 1.8-INCH LCD MONITOR AND EASY OPERATION

· Large, 1.8-inch LCD monitor

· Easy, full-auto operation with 3.2-megapixel image quality

· Sliding lens barrier for outstanding portability and carefree shooting

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the CAMEDIA X-200, a sleek new digital camera with a 3x optical zoom lens and 3.2-megapixel imaging. The CAMEDIA X-200 is scheduled to go on sale in Japan in late March 2003.

The new CAMEDIA X-200 is an entry-level mainstream model that is designed to offer image quality, styling, and performance that are a cut above other cameras in its class. The compact and easy-to-carry body features a large, built-in, 1.8-inch color LCD monitor that lets users maximize the digital-camera advantage of LCD monitor shooting.

Designed primarily for full-auto operation, the CAMEDIA X-200 allows users to simply open the lens barrier and begin shooting. It is also equipped with a full range of easy-to-use scene program modes, however, enabling virtually anyone to obtain superb image quality with exceptional ease. As a result, it is an ideal camera for entry- and intermediate-level users who are looking for a portable and easy-to-use camera for everyday shooting.

Featuring all-in-one packaging that includes video and USB cables, and image editing and file management software, the CAMEDIA X-200 comes with everything needed for image storage, viewing, and editing, allowing even first-time users to get started right away. And because the camera can be operated on standard AA alkaline batteries, users don't need to worry about the availability of specialized batteries when they're traveling.

The CAMEDIA X-200's beautiful, flowing body lines and overall design are appreciably more stylish and evolved than previous entry-level mainstream models. The full lens barrier securely protects the lens while enhancing portability, and is finished with an aluminum 'eye' motif that has a simple yet timeless elegance.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
CAMEDIA X-200	¥38,000	late March 2003	80,000 units

Top Features

- Built-in, 1.8-inch LCD monitor
- Full-auto shooting ease with 3.2-megapixel image quality
- All-in-one packaging and standard alkaline battery power capability for entry-level user convenience
- Full lens barrier and evolved design with flowing body lines

CAMEDIA
X-200



<Front>



<Back>

Main Features

LARGE, 1.8-INCH LCD MONITOR

Although the camera body is compact and extremely portable, it is equipped with a large, built-in, 1.8-inch LCD monitor. Offering an exceptionally clear view that makes it easy to use as a viewfinder when shooting, the 85,000-pixel high-definition monitor also provides high-quality display for image playback.

EASY, FULL-AUTO OPERATION AND 3.2-MEGAPIXEL IMAGE QUALITY

As is appropriate for a mainstream model aimed at entry-level users, the CAMEDIA X-200 offers full-auto operation that allows users to get beautiful results simply by pointing the camera at their subject and pressing the shutter button. Superb image quality is provided by a 3.2-megapixel CCD, a high-performance 3x optical zoom lens, and exclusive TruePic image processing technology, which assures that image data from each of the CCD sensor elements is used, regardless of the sized of the final image. The high-quality lens also incorporates three aspherical lens elements.

ALL-IN-ONE PACKAGING

All-in-one packaging includes everything necessary for image viewing, downloading, and editing, making it easy for novice digital camera and computer users to enjoy the benefits of digital imaging.

• Video Cable

A video cable is included to allow images to be shared with family and friends even if a personal computer is not available. By using the video cable to connect the camera to a TV, users can confirm images after they are taken or view them with a group of friends. When traveling, it's also a great way for users to view photos shot during the day.

• USB Cable

A USB cable is included to connect the camera to a personal computer. No driver software is required, so users can quickly and easily download images to their PC. *

* Win98/Win98SE needs driver install from the bundled CD-ROM.

• CAMEDIA Master 4.1 Image Editing and Management Software

Easy enough for computer novices to use, CAMEDIA Master 4.1 image editing and management software is included to maximize digital imaging enjoyment. Featuring a user-friendly interface, the software lets users download images from the camera to a PC, and edit and organize them. It also makes it easy to create original calendars and image albums.

EVOLVED, FLOWING BODY DESIGN WITH FULL LENS BARRIER

Featuring the same lens barrier and beautiful, flowing lines that have made our CAMEDIA compact series a popular success, the CAMEDIA X-200 boasts an even more highly evolved body design. The camera's simple, yet timelessly elegant bodylines are designed to provide lasting satisfaction and easy handling to a wide range of users. In addition, the full lens barrier functions as an ON/OFF switch, protecting the lens securely and eliminating worries when the camera is carried in a bag or backpack.

OTHER FEATURES

•QuickTime Motion-JPEG Shooting

QuickTime Motion-JPEG movies with a frame advance speed of 15 frames per second can also be recorded. Up to about 15 seconds can be recorded at a resolution of 320 x 240 pixels, and up to about 60 seconds can be recorded at a resolution of 160 x 120 pixels. By limiting the size of each motion-JPEG file to a manageable size, this helps ensure that there is always plenty of storage capacity for still-image storage.

•Scene Program Modes

Menu-activated Scene Program modes (Portrait, Landscape, Night Scene, and Self Portrait) make it easy for users to obtain optimum image quality in a wide range of shooting situations.

•Versatile White Balance Settings

In addition to an auto white balance mode that assures faithful reproduction of skin tones, four preset white balance settings are provided (Daylight, Overcast, Tungsten Light, Fluorescent Light).

•Exposure Compensation

Exposure compensation of up to ±2EV can be set in 1/2EV-step increments.

•Easy-to-Use In-Camera Image Editing Functions

A number of still-image editing operations can be performed directly in the camera, eliminating the need to download images to a personal computer for editing. Because the edited version is automatically stored in a separate area of memory, there is no need to worry that the original image will be overwritten.

-Crop and Merge (2-in-1) Function

When this feature is activated, the camera automatically combines the next two shots into a single split-screen image. It's a convenient way to combine images of a person's face and business card, or a product and its descriptive label, into a single image.

-Monochrome & Sepia Modes

Monochrome or sepia-tone versions of photos taken in color can be saved separately at the touch of a button.

-Resize Function

The Resize function saves a smaller-sized duplicate of the original image, allowing users to resize images without worrying about the danger of overwriting the original image data. If, on the other hand, the original image data is no longer needed, it can easily be erased to free up

memory for further shooting.

•AA Battery Compatibility for Worry-Free Shooting on the Go

Standard AA alkaline battery compatibility means that users don't need to worry about the availability of specialized batteries when they're traveling away from home. Standard AA alkaline batteries (included) provide power for approximately 100 shots under normal operating conditions, and optional CR-V3 (LB-01) lithium batteries provide power for approximately 500 shots under normal operating conditions. An optional AC power adapter, and NiCad or NiMH batteries can also be used as a power source.

* Test conditions for normal operation: repeated 2-shot shutter release followed by 10 minutes of rest at 25°C ambient temperature: HQ mode; LCD monitor on when shooting; flash activation on 50% of shots; one zoom round trip per shot; no digital zoom, image display or file downloading.

OPTIONAL ACCESSORIES

•Camera Case

A variety of soft cases complement the camera's stylish design.

CSCH-10 Genuine leather case, beige	(MSRP: ¥3,000)
CSCH-11SV Soft case, silver	(MSRP: ¥2,000)
CSCH-11BL Soft case, blue	(MSRP: ¥2,000)
CSCH-11PK Soft case, pink	(MSRP: ¥2,000)

•Neck Strap

Convenient neck straps make an attractive fashion statement.

CNS-01SV Metal, silver	(MSRP: ¥2,500)
CNS-01BL Metal, blue	(MSRP: ¥2,500)

•Water Protector

The PT-017 Water Protector (MSRP: ¥18,500; scheduled to go on sale April 2003) allows the camera to be used for diving and underwater photography at depths of up to 40 meters.

•xD Picture Card Media

In addition to the 16MB xD Picture Card bundled with the camera, 32MB, 64MB, 128MB, and 256MB xD Picture Cards are also available.

CAMEDIA X-200

Specification

Number of Effective Pixels		3.2 million pixels
Image Pickup Element		CCD
Lens	Structure	5 elements in 3 groups Include 3 glass aspherical lenses
	Focal Length	5.8 – 17.4 mm (Equivalent to 35mm zoom in 35 – 105 mm film format)
	F No.	F3.1(W)~F5.2(T)
	Zoom	3x optical and 3.3x digital (Total 10x)

	Working Range	Standard mode:0.5 m - infinity Macro mode:0.2 m – 0.5 m
Recording	Still Image: Recording System	JPEG (DCF:Design rule for Camera File system), DPOF compatible, Exif2.2,
	Still Image: Storage Capacity *When using bundled 16 MB xD-Picture Card	2048 x 1536 / SHQ: Approx. 6 images, HQ :Approx. 20 images 1024 x 768 / SQ1 :Approx. 76 images 640 x 480 / SQ2 :Approx. 165 images
	Motion Image: Recording System (w/o voice)	QuickTime Motion JPEG support (Frame rate: 15fps)
	Motion Image: Storage Capacity *When using min. 16 MB xD-Picture Card	320 x 240 pixels (HQ): up to 15 sec. Recording time up to 48 sec using 16MB xD-Picture Card 160 x 120 pixels (SQ): up to 60 sec. Recording time up to 211 sec using 16MB xD-Picture Card
	Recording Media	xD-Picture Card (16, 32, 64,128, 256MB)
Viewfinder		Optical real image
LCD Monitor	Size/Type	1.8 -inch TFT color LCD
	Number of Pixels	Approx. 85,000 pixels
Playback	Still Image: Close-up	Magnification: 1.5x/2.0x/2.5x/3.0x/3.5x/4.0x
	Still Image: Index display	Divided into 4/9/16 parts
	Still Image: Image rotation	90 degrees/- 90 degrees (Rotation information will be written in Exif)
	Still Image: Slideshow	Yes
	Motion Image: Playback	Normal, Frame-by-frame
Sensitivity	AUTO	ISO approx. 64-400
Focusing System	Auto Focus	TTL iESP autofocus (contrast detection system)
Still Image: Exposure Control	Mode	Programmed Auto
		Scene programmed (portraits, landscape-portrait, night scene, self-portrait)
	Shutter Speed	2 to 1/1000 sec
	Exposure Compensation	±2EV in 1/2EV-step increments metering
White Balance		Full-auto Presets (Daylight, overcast, tungsten light, fluorescent light)
Photometric Systems		Digital ESP metering Spot metering system

Flash	Flash Working Range	W: Approx. 0.2m-3.4m T: Approx. 0.2m-2.0m
	Flash Modes	Auto (automatic flash activation in low light or backlight) Red-eye reduction Fill-in Off
Sequence Mode		Approx. 1.5 frames/sec up to 13 frames. (in HQ mode, using 16MB card)
Special Functions	Function Shooting	Crop and merge (2 in 1) function
	Panorama	Yes (only with xD-Picture card and Camedia Master)
	Still Image Edit	Monochrome, Sepia, Resize (640x480, 320x240)
	Motion Image Edit	Index image creation
	Special Image Editing	TruePic
External	PC	USB interface (Win XP/Me/98/98SE/2000, Mac OS 9.0~9.2/X)
Connectors	TV (NTSC)	Video output terminal
	Power Supply	DC input terminal
Power Supply	AC adaptor	ED-7AC (Optional)
	Battery	One lithium battery packs Two AA Ni-MH batteries Two alkaline batteries
Dimension		108.0 (W) x 57.5 (H) x 40.0 (D) mm (excluding protrusions)
Weight		170 g (excluding batteries and media card)
Accessories (Bundled)		xD-Picture Card (16MB) USB cable AV cable Strap CD-ROM (CAMEDIA Information Disk) two alkaline battery

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130

Home page: http://www.olympus.co.jp

March 11, 2003

ACD Systems International, Inc.
Ahead Software AG
ArcSoft, Inc.
Eastman Kodak Company
HP
LG Electronics, Inc.
Olympus Optical Co., Ltd.
Planetweb, Inc.
Roxio, Inc.
Royal Philips Electronics
Samsung Electronics Co. Ltd.
Sonic Solutions, Inc.
Sony Corporation

mpv™

Leading Companies Back MPV Standard for Music, Photo and Video Digital Media Collections

CeBIT 2003, Hannover, Germany (March 11, 2003) – Leading PC, consumer electronics and digital imaging companies announced their support today for MPV™ (MusicPhotoVideo), a new open standard format to enhance the way consumers store and enjoy collections of personal music, photo and video content on storage media, such as data CDs and DVDs. Some companies will release the first MPV creation applications and players in the second half of 2003.

Companies announcing support for the MPV standard include Eastman Kodak Company, HP, LG Electronics Inc., Olympus Optical Co., Ltd., Royal Philips Electronics, Samsung Electronics Co. Ltd, and Sony Corporation.

Also announcing implementation of the MPV format in future products are companies developing leading software and firmware applications for creating multimedia discs. These applications include ACD Systems ACDSee, Ahead Software's Nero, ArcSoft PhotoBase, HP Memories Disc Creator, Planetweb Digital Photo and Audio Managers, Roxio Easy CD & DVD Creator, Sonic Solutions MyDVD and RecordNow Max.

CURRENT ISSUES FOR MULTIMEDIA CONTENT ON STORAGE MEDIA

Consumers are already assembling collections of hundreds of files of personal music, photos and video clips and storing them on storage media such as CDs and flash memory cards. Currently, each creative application organizes and records the files with unique structure and naming. There is no standard way for CD and DVD players to recognize and playback the content.

Without a standard method for organization and access, the consumer electronics (CE) device can take minutes to read through large collections of multimedia content and cannot provide convenient ways to select from among hundreds of songs or photos. Consumers get frustrated with trying to find and quickly access their desired music, photo or video content.

HOW CONSUMERS WILL ENJOY MPV

The MPV control file provides a table of contents of the storage media such as CDs and DVDs which a MPV-enabled device can quickly recognize and use to navigate and access the multimedia content. Additions and edits to playlists and multimedia content can be made easily without rewriting the entire disc.

Storage media, like CDs and flash memory cards, containing MPV playlists can be enjoyed on a PC or in any consumer electronics product that supports content in formats used on PCs such as MP3 and JPEG files. This will provide unprecedented ease of use and a much enhanced user experience.

MPV TECHNOLOGY

Manufacturers can add MPV support in new products by adding a small MPV reader. Similarly, most application software requires only modest enhancements to support MPV.

Storage media such as data CDs and DVDs with an MPV playlist are compatible with existing CE devices that already play files on recordable data discs. MPV is compatible with the ISO 9660-1 and Joliet file systems on CD and supports multisession CDs.

The Common Picture Exchange Environment (CPXe) provides a standard way for MPV photo collections to be used with online photo printing services. CPXe was recently announced by the International Imaging Industry Association along with Eastman Kodak Company, Fuji Photo Film Co., Ltd and HP.

MPV is an open industry specification developed under the leadership of the Optical Storage Technology Association (OSTA) and available from OSTA at no cost. OSTA will manage a MPV logo licensing program for software application developers as well as CE device manufacturers. Conformance and support of the defined media formats will provide users with a guarantee of compatibility; test suites will be self-administered. Information regarding the MPV specification, SDK for software developers and logo licensing program can be found at www.osta.org/mpv.

MESSAGES FROM SUPPORTING COMPANIES

With today's announcement, MPV gains significant support in the PC, consumer electronics and digital imaging industries.

"The development of the MPV format is a major boost for the consumer as it addresses the widespread problem of media navigation," said Jim Corbett, Executive Director of Ahead Software AG. "We are excited to be adding MPV support in Nero Applications starting in 2003."

"Kodak is focused on making all aspects of digital photography easy, not only taking and organizing pictures, but sharing them with friends and family through electronic display, e-mail, and high quality printing," said Daryl Hunt, Director, Strategic Standards, Eastman Kodak Company. "The MPV standard complements our infoimaging vision and will extend sharing to an even broader audience."

"HP's support for the open MPV standard will provide consumers with a rich imaging experience anytime and anywhere," said Mary Peery, Senior Vice President, Digital Imaging and Publishing Organization, HP. "MPV will make it convenient and easy for consumers to cherish the digital experience."

"MPV takes a major step forward for the industry by defining a new way to facilitate use of well-established and open media formats," said Cesar Vohringer, Chief Technology Officer, Philips Consumer Electronics. "Philips will add MPV support to its line of DVD players."

"MPV is an essential step towards making it easier for consumers to access their personal digital content quickly and easily - anywhere, on any device," said Ken Soohoo, president and CEO of Planetweb Inc., the leading developer of software applications, tools, and technology for consumer electronics devices. "Our focus at Planetweb is to add easy-to-use enhanced digital audio and photo features to CE devices like DVD players. Open standards like MPV will allow this to happen more quickly."

"MPV makes it easier to exchange digital media contents across different platforms," said Young-Yoon Kim, Principal Engineer, Software Platform Lab, Digital Media R&D Center, Samsung Electronics Co., Ltd. "Consumers will take advantage of MPV's capabilities for exchanging media between PCs and CE products. Samsung hopes that MPV will continue to evolve under the open process managed by OSTA."

"MPV fills a critical need to standardize and simplify the way media files are stored and accessed," said Jim Taylor, General Manager, Advanced Technology Group, at Sonic Solutions. "Sonic is dedicated to producing CDs and DVDs that have the best compatibility with the broadest range of players. Combining MPV support with OpenDVD, Sonic's technology for making CDs and DVDs easily revisable, will provide even more flexibility and varied playback options for consumers."

"We find it very important to provide customers the environment where they can easily and quickly navigate personal music and video content with electronic devices and enjoy it anywhere in any device seamlessly," said Koichi Tagawa, General Manager, Corporate Technology, Sony Corporation. "Therefore we are very happy to support this open standard technology, MPV, and expect it to spread widely."

MESSAGE FROM THE CONSUMER ELECTRONICS ASSOCIATION

"As the leading advocate association for consumer electronics in the U.S., the Consumer Electronics Association (CEA) is pleased to work with OSTA in its efforts to address real problems faced by consumers by encouraging industry-wide media and drive compatibility and interchange," said Gary Shapiro, President and CEO of CEA. "During the past decade, OSTA has developed several key compatibility specifications, including the Universal Disk Format (UDF), which enables file interchange among different operating systems. OSTA continues to facilitate easier exchange of multimedia content between PCs and CE devices with the MPV specification."

CONTACT INFO FOR COMPANIES AND ASSOCIATIONS

ACD Systems, Ltd
Monisha Khanna
Tel: +1 250-544-6700
Fax: +1 250-544-0291
mkhanna@acdsystems.com

Ahead Software AG, Germany
Jenny Menhart
Tel: +49 (0) 7248 91 18 02
jmenhart@nero.com

ArcSoft, Inc.
Michelle Leach
Tel. +1 510-440-9901 x277
mleach@arcsoft.com

Consumer Electronics Association
Lisa Fasold
Tel: +1 703-907-7669
lfasold@ce.org

Eastman Kodak Company
Mike McDougall
Tel: +1 585-724-6544
Fax: +1 585-781-9449
michael.mcdougall@kodak.com

HP
Jennifer Boggs
Tel: +1 360-212-3079
Jennifer.Boggs@hp.com

LG Electronics, Inc.
Seung Hoon Lee
Tel: +82 2 526 4752
leesh@lge.com

Olympus Optical Co., Ltd.
Emiko Ogami
Tel: +81 3 3340 2374
Fax: +81 3 3340 2130
pr_info-e@ot.olympus.co.jp

Optical Storage Technology Association
Jan Johnson
MultiPath Communications
Tel: +1 714-633-4008
jan@multipathcom.com

Planetweb, Inc.
Stacy Hollingsworth
Tel: +1 650-551-5500
shollingsworth@planetweb.com

Roxio, Inc.
Kathryn Kelly
Tel: +1 408-367-4866
kelly@roxio.com

Royal Philips Electronics
Jeannet Harpe
Tel: +31 40 27 35677
Jeannet.Harpe@Philips.com

Samsung Electronics Co., Ltd.
Young-Yoon Kim
Tel: +1 82-31-200-4791
yoyokim@samsung.com

Sonic Solutions
Paul Lefebvre
Tel: +1 415-893-8000
paul_lefebvre@sonic.com

Sony Corporation
Mina Naito
Tel: +81 3 5448 2200
Fax: +81 3 5448 3061
Mina.Naito@jp.sony.com